Exhibit 19

INSIDER TRADING POLICY

This Insider Trading Policy (this "Policy") provides guidelines with respect to transactions in the securities of Seaboard Corporation (together with all of its subsidiaries, the "Company") and the handling of confidential information about the Company and the companies with which the Company does business. The Company's Board of Directors has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in engaging in transactions in the securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information. In addition, pursuant to this Policy, the Company will comply with all applicable insider trading laws, rules, regulations and listing standards, including those governing its purchase, sale or other disposition of Company securities. Violation of this Policy may result in Company-imposed sanctions, including removal or dismissal for cause.

1.	In General.

This Policy applies to all officers, members of the board of directors (“directors”) and employees of the Company. The Company may also determine that other persons should be subject to this Policy, such as former employees, contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy.

In the course of their employment with the Company, directors, officers and employees frequently come into possession of confidential and highly sensitive information concerning the Company, its customers, suppliers or other corporations with which the Company has contractual relationships or may be negotiating transactions.  Much of this information has a potential for affecting the market price of securities issued by the corporations involved.  Under some circumstances, federal securities law imposes potentially substantial civil and criminal penalties on persons who improperly obtain, use or provide material, non-public information, in connection with a purchase or sale of securities.

Also keep in mind, the Securities and Exchange Commission (“SEC”) may seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” i.e., an employer.  As noted above, civil penalties for persons who control violators can equal the greater of $1,000,000 or three times the profit gained or losses avoided. Employers may also be subject to criminal penalties of $2,500,000 for insider trading violations committed by employees. Accordingly, when the maximum criminal penalty is combined with the maximum civil penalty, employers of persons who trade on the basis of insider information may be liable for up to $3,500,000 – even for employee violations that yield a small profit gained or loss avoided.

The statute provides that any “controlling person” may be liable for civil penalties up to the amount specified above if the controlling person both (i) knew or recklessly disregarded the fact that the employee was likely to engage in a violation; and (ii) failed to take appropriate steps to prevent that violation before it occurred.  Moreover, in recent years, the SEC and governmental prosecutors have been vigorously enforcing the insider trading laws against both individuals and institutions.

Given these factors, the Company has determined to provide specific guidance concerning the propriety of various personal transactions, and to impose specific procedures in certain cases to attempt reasonably to ensure that neither the Company nor any of its directors, officers and employees violate insider trading laws.

2.	Definition of Material Non-Public Information.

The federal securities laws and regulations have been held to prohibit the purchase or sale of a security at a time when the person trading in that security possesses material non-public information concerning the issuer of the security, or the market for the security, which has not yet become a matter of general public knowledge and which has been obtained or is being used in breach of a duty to maintain the information in confidence.  Whether the information is proprietary information about the Company or information that could have an impact on the Company’s stock price, employees must not pass the information on to others.  The penalties discussed above apply, whether or not you derive any benefit from another’s actions.

“Material non-public information” includes information that is not available to the public at large which could affect the market price of the security and to which a reasonable investor would attach importance in deciding whether to buy, sell, or retain the security.  Put another way, there must be a substantial likelihood that the information would be viewed by the reasonable investor as having significantly altered the total mix of information available in the market concerning the Company. Either positive or negative information may be material. It is not possible to define all categories of material information. Examples of information that might be deemed material include the following: annual or quarterly financial results, dividend increases or decreases, the declaration of a stock split or the offering of additional securities, earnings estimates, changes in previously announced earnings estimates, significant expansion or curtailment of operations, a significant increase or decline in business, a significant merger or acquisition proposal or agreement, unusual borrowings or securities offerings, major litigation, impending bankruptcy or financial liquidity problems, significant changes in management, purchases or sales of substantial assets, or the gain or loss of a substantial customer or supplier. This list is not exhaustive.

Information is considered to be available to the public only when it has been released to the public through appropriate channels (i.e., by means of a press release or a statement from one of the Company’s senior officers) and enough time has elapsed to permit the investment market to absorb and evaluate the information.  Once public release has occurred, information will normally be regarded as absorbed and evaluated within two or three days thereafter.

3.	Company Policy.

As long as an officer, director or employee has material non-public information relating to the Company or any other issuer, including any of the Company’s customers, it is Company policy that the officer, director or employee may not directly or indirectly buy or sell the securities of the Company or any other affected issuer.  Equally important, the information may not be passed along to others.

To avoid potential liability under this policy, all officers, directors and employees of the Company must not purchase or sell securities of the Company or of any other issuer of a security at a time when the officer, director or employee is aware of any material non-public information about the Company or any issuer, regardless of how that information was obtained.  The officer, director or employee also must not permit any member of his or her immediate family or anyone acting on his or her behalf, or anyone to whom he or she has disclosed the information, to purchase or sell such securities.

After the information has been publicly disclosed through appropriate channels, a reasonable time should be allowed to elapse (at least three business days) before trading in the security, to allow for public dissemination and evaluation of the information.

4.	Blackout Periods; Trading Windows.

Without limiting the general prohibitions of this Policy on insider trading, no director, officer or employee of the Company may make any purchase or sale of securities of the Company (i) from the 25th day of the last month of each fiscal quarter until the beginning of the third business day after the public release of earnings for such quarter; (ii) from the time of the public release of any material information until the beginning of the third business day after such release; (iii) during any period when he or she is aware that the Company expects to make a public release of material information in the near future; and (iv) during any other period when he or she has knowledge of any “material inside information” concerning the Company.

In addition, the Company may impose special black-out periods during which certain persons will be prohibited from buying, selling or otherwise effecting transactions in any stock or other securities of the Company or derivative securities thereof, even though the trading window would otherwise be open. If a special black-out period is imposed, the Company will notify affected individuals, who should thereafter not engage in any transaction involving the purchase or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading.

5.	Adoption and Effect of 10b5-1 Trading Plans.

These trading restrictions under this Policy do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an "Approved 10b5-1 Plan") that meet the following requirements:

(i)it has been reviewed and approved by the General Counsel at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the General Counsel at least five days in advance of being entered into);

(ii)it provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the person covered by this Policy. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the 10b5-1 plan; or (y) two business days following disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 plan was adopted. For all other persons covered by this Policy, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan;

(iii)it is entered into in good faith by the person, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when such person is not in possession of material nonpublic information about the Company; and, if such person is a director or officer, the 10b5-1 plan must include representations by such person certifying to that effect;

(iv) it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

(v) it is the only outstanding Approved 10b5-1 Plan entered into by the person (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).

6.	Prohibition of Short-Sales and Other Transactions.

Federal securities laws prohibit any short sale or any short sale “against the box” of Company securities by any officers, directors or greater than ten-percent shareholders.  A short sale is the sale of a security either not owned by the seller, or if owned, not delivered (the so-called short sale “against the box”), which involves the borrowing of shares by the seller’s broker for the account of the seller and delivery of the borrowed shares to the buying broker.  At some point in the future, the short seller must purchase the securities to cover the short position.  Because the short seller hopes that he or she will be able to purchase at a price lower than the price at which the short sale was made, a short seller expects a security to decline in market value from present levels.  Since short sales can depress the price of securities, the Company requires that none of its officers, directors or employees ever make short sales of the Company’s securities (whether or not such short sales would be permitted under the federal securities laws).

In addition, the Company has determined that there is a heightened legal risk and the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions:

A.	Trading in securities on a short-term basis. Any security purchased must be held for a minimum of six months before sale, unless the security is subject to forced sale, i.e., as a consequence of merger or acquisition;

B.	Purchases on margin without the prior, written consent of the Company after disclosure to the Company’s Board of Directors; or

C.	Buying or selling put or call options.